

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 3, 2009

Lawrence E. Davis
Hydrogenics Corporation
c/o Hydrogenics USA, Inc.
27201 Tourney Road, Suite 201
Valencia, California, 91355

> **Re:** **Hydrogenics Corporation**
> **Amended Registration Statement on Form F-4**
> **Amended August 20, 2009**
> **File No. 333-160551**

Dear Mr. Davis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comparative per Share Data, page 18

1.   Please refer to prior comment 8. Please also tell us how you considered Item 3(f) of Form F-4 in determining not to present pro forma per share information within the disclosures of your comparative per share data on page 18. With respect to the pro forma per share information, if required, please also consider our prior comment with respect to presenting pro forma information to reflect both Scenarios I and II for the CD exchange offers.

Circular, page 32

Documents Incorporated by Reference and Other Information, page 32

2.   We note that Amendment No. 1 to your Form 20-F, which you incorporate by reference, only includes your consolidated financial statements and certain other corrections. Please tell us why you did not incorporate by reference your Form 20-F as filed on June 30, 2009 and included in Appendix A.

Comparison of Rights, page 44

3.   We note that in your response to prior comment 14 you indicate that your by-laws are filed as exhibit 1.2 to the 2008 Form 20-F which appears to be correct. The Exhibit Index to Amendment No. 1 to your Form F-1 incorporates the by-laws by reference to the initially filed Form F-4, and the originally filed Form F-4 indicates that the by-laws were filed as an exhibit to a Form 6-K filed on June 30, 2009, which does not appear to be correct. Please revise your Exhibit Index to reference to correct location where the by-laws can be found. Also, please confirm our understanding that the currently filed articles of incorporation, as amended, and the currently filed by-laws will be those in effect upon the consummation of the transactions contemplated by the filing. If revised articles of incorporation or revised bylaws will be in effect upon such consummation, please file the form of those articles or bylaws as exhibits to your filing.

Certain U.S. Federal Income Tax Considerations, page 65

4.   We note your response to prior comment 16, however the caption to this section still refers to "certain" considerations. Please revise here and throughout your filing where you reference "certain" U.S. federal income tax considerations to make it clear that you have addressed all material U.S. federal income tax considerations.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3635 if you have any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Andrew J. Beck, Esq.
        Torys LLP
        (via facsimile)